Exhibit 77H
	Changes in Control of Registrant

During the period ended September 30, 2006, there were changes in control of the Registrant from increases and decreases in Pacific Life Insurance Company's percentage ownership. Control is determined by 25% ownership in any fund.

Fund							Date			Percentage
										Ownership
PF NB Fasciano Small Equity Fund		July 21, 2006	24.77%
PF Oppenheimer Emerging Markets Fund	June 26, 2006	24.92%
PF Oppenheimer Emerging Markets Fund	June 30, 2006	25.56%
PF Oppenheimer Emerging Markets Fund	July 3, 2006	24.47%

Changes in percentage ownership were a result of net asset fluctuations due to subscriptions and redemptions by other shareholders.